September 10, 2025

John-Paul Motley
Partner
Cooley, LLP
355 South Grand Avenue
Suite 900
Los Angeles, CA 90071

       Re: Moatable, Inc.
           Schedule TO-I filed September 3, 2025
           SEC File No. 5-86666
Dear John-Paul Motley:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms have the same meaning as in the filing listed above.

Schedule TO-I filed September 3, 2025
If I am a holder of Class A Ordinary Shares or vested share options, how do I participate in the Offer?, page 6

1. The disclosure here indicates that depositing Class A Shares with the Depositary for conversion into ADSs eligible to be tendered requires the prior consent of the
       Company. Please expand the disclosure of how this process works, and on what basis the Company might not provide the required authorization. See also, our comments below regarding more general concerns about this aspect of the structure of the offer.
If I own fewer than 100 ADSs and I tender all of them, will I be subject to proration?, page 8

2. Rule 13e-4(f)(3) requires an issuer conducting a partial tender offer that is oversubscribed to purchase tendered securities on a pro rata basis. Rule 13e-4(f)(3)(i)
       modifies such obligation as to target security holders who own less than 100 shares of
 September 10, 2025
Page 2

       the target securities and who tender their entire holdings. As expressed in comments below, it appears the relevant class for these purposes is the Class A Ordinary Shares,
       45 of which make up a single ADS. Please modify the disclosure here to address holders of fewer than 100 Class A Ordinary Shares, rather than holders of fewer than
       100 ADSs, which could encompass holders of up to 4,455 Class A Ordinary Shares.
Plans and Proposals, page 18

3. We note the disclosure here and elsewhere in the Offer to Purchase that the Company is currently eligible to deregister and terminate its reporting obligations, and may choose to do so after this offer is completed. Since whether or not the Company will remain a reporting issuer appears material to a decision whether to tender into this offer, please expand to discuss the factors upon which such decision will be based and when the Company anticipates making it.
Source and Amount of Funds, page 28

4. Describe any material conditions to the contemplated debt financing, and describe any alternate financing arrangements, if applicable. If none, so state. See
Item 1007(b) of
       Regulation M-A and Item 7 of Schedule TO.
General

5. We note the following statement, which appears in multiple places in the Offer to
       Purchase: "This Offer is for ADSs. Tender of any other securities, including Class A
       Ordinary Shares... will not be accepted..." Each ADS represents 45 Class A Ordinary
       Shares. Class A Ordinary Shares can be tendered only if first converted into ADSs, and such conversion is subject to the approval of the Company. Rule 13e-4(f)(8)(i)
       requires a tender offer to be open to all holders of the subject class of securities, which in this instance, is the Class A Ordinary Shares that make up the ADSs. Please provide an analysis in your response letter as to how the structure of this offer is consistent with the all-holders requirements of Rule 13e-4(f)(8)(i). Your analysis should analyze the relevant class here, and should address, among other issues, how holders of fewer than 45 Class A Ordinary Shares could participate in this offer.
6. See our last comment above. Current disclosure indicates that holders of Class A
       Ordinary Shares must convert those securities into ADSs in order to tender into this offer. They must pay an "issuance fee" to do so, which is in addition to the fee to be deducted from the offer proceeds payable to those who tender ADSs. Please explain in your response letter how such structure is consistent with the best price provisions of
       Rule 13e-4(f)(8)(ii), as it appears that payment of an "entrance fee" would be unique to existing holders of Class A Ordinary Shares.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Consider whether, given the nature of some of the above comments, which relate to the structure of the offer, dissemination of additional offer materials may be necessary.

       Please direct any questions to Christina Chalk at 202-551-3263. September 10, 2025
Page 3



                     Sincerely,

                     Division of Corporation Finance
                     Office of Mergers & Acquisitions